EXHIBIT 99.11

PRESS RELEASE

TotalEnergies Publishes its First Tax Transparency Report

Paris, March 29, 2022 –TotalEnergies is publishing a new tax transparency report designed to provide its stakeholders with a better understanding of the Company’s tax position, with detailed information on the taxes paid in its main countries of operation.

“TotalEnergies has developed a responsible tax approach, based on clear principles of conduct and rigorous governance rules. The Company believes that transparency is an essential factor in building a trust-based relationship with its stakeholders. This report is a further step in that direction,” declared Jean-Pierre Sbraire, Chief Financial Officer of TotalEnergies.

Already, since 2015, TotalEnergies has published in its Universal Registration Document an annual report covering the payments made by its extractive affiliates to governments and the full list of its consolidated entities, together with their countries of incorporation and operation.

With this new report, TotalEnergies is releasing detailed country-by-country information on its tax position and operations in the EU Member States and in the non-cooperative jurisdictions, two years ahead of the entry into force of the European directive mandating this publication. TotalEnergies is going a step further and publishing the same information for all the countries where it conducts extractive activities.

The report relates to the years 2019 and 2020. It will be updated every year.

The report is available at www.totalenergies.com.

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About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by

TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).